Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated December 11th, 2014

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

Ultrapar announces its investment plan for 2015

São Paulo, December 11, 2014 – Ultrapar Participações S.A. (“Ultrapar”) announces its investment plan for 2015, approved by its Board of Directors.

Ultrapar’s investment plan for 2015, excluding acquisitions, amounts to R$ 1,418 million, which demonstrates the continuity of good opportunities to grow through increased scale and productivity gains, as well as modernization of existing operations.

Organic investment plan¹ (R$ million)	2015 (B)
Ipiranga	922
Oxiteno	121
Ultracargo	49
Ultragaz	187
Extrafarma	112
Others	27
Total	1,418
1 Net of disposals

At Ipiranga, we plan to invest (i) R$ 357 million to maintain the pace of expansion of its distribution network (through the conversion of unbranded service stations and the opening of new gas stations) and of am/pm and Jet Oil franchises, focused on the Midwest, Northeast and North regions of Brazil, and in new distribution centers to supply the convenience stores, (ii) R$ 75 million in the expansion of its logistics infrastructure to support the growing demand, mainly through the construction of logistics facilities, and (iii) R$ 142 million in modernization, mainly in logistics facilities and IT systems and (iv) R$ 348 million in the maintenance of its activities, mainly in the renewal of contracts of its distribution network and the renovation of service stations. Out of Ipiranga’s total investment budget, R$ 920 million refer to additions to property, plant, equipment and intangible assets, and R$ 2 million refer to financing to clients, net of repayments.

Oxiteno is planned to invest R$ 121 million in the maintenance of its plants and IT systems aiming to enhance the productivity.

Ultracargo will invest R$ 49 million mainly in the modernization, adjustment and maintenance of the infrastructure of its terminals and in the potential expansion of the Itaqui terminal, which shall start operating in 2016.

At Ultragaz, investments will be focused mainly (i) on UltraSystem (small bulk), due to the perspective of capturing new clients, (ii) on the construction, expansion and maintenance of filling plants and (iii) on the replacement and purchase of LPG bottles.

At Extrafarma, we plan to invest R$ 112 million mainly to accelerate drugstore openings and to the maintenance of its activities.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2014

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer